07024566

FraserPapers

FILE No. 82-34837

June 6, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

SUPPL

1. Form 51-102F3 - Material Change Report;
2. Report of Voting Results dated May 11, 2007;
3. News Release dated May 15, 2007 as to the temporary shutdown of sawmills;
4. News Release dated May 17, 2007 as to FSC Certification at managed papermill;
5. News Release dated May 25, 2007 as to a maintenance outage;
6. News Release dated May 31, 2007 as to focus on specialty paper grades;
7. News Release dated June 1, 2007 as to commencement of an offer to purchase outstanding senior notes;
8. Form 51-102F3 – Material Change Report; and
9. Material Document: Offer to Purchase any and all of the $84 Million 8.75% Senior Notes due March 15, 2015.

If the Commission has any questions with respect to this letter or its enclosure, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: [signature]
Marina Mueller
Assistant Corporate Secretary

dw 6/20

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, ON
M5J 2T3

2. Date of Material Change

April 24, 2007

3. News Release

On April 24, 2007, Fraser Papers Inc. (the "Company") issued a news release through CCN Matthews. A copy of this news release is attached as Schedule "A".

4. Summary of Material Change

On April 24, 2007, the Company announced that, after discussions with its shareholders, it was withdrawing the proposal to acquire Katahdin Paper Company (indirectly through the acquisition of Katahdin Holdings LLC) from an affiliate of Brookfield Asset Management Inc. (TSX/NYSE: BAM). As a result, the Company intends to make an offer to all holders of its 8.75% senior notes to purchase the remaining $84.0 million of notes outstanding, including $15.5 million that the Company currently holds, at a price of 100% of the principal amount plus accrued interest to the settlement date, pursuant to the terms under the existing trust indenture.

5. Full Description of Material Change

On April 24, 2007, the Company (TSX:FPS) announced that, after discussions with its shareholders, it was withdrawing the proposal to acquire Katahdin Paper Company (indirectly through the acquisition of Katahding Holdings LLC) from an affiliate of Brookfield Asset Management Inc. (TSX/NYSE: BAM). As a result, the Company intends to make an offer to all holders of its 8.75% senior notes to purchase the remaining $84.0 million of notes outstanding, including $15.5 million that the Company currently holds, at a price of 100% of the principal amount plus accrued interest to the settlement date, pursuant to the terms under the existing trust indenture.

Written notices will be mailed on or before May 31, 2007 to each holder of the notes. Fraser Papers intends to tender all of the $15.5 million of the notes that it holds. The settlement date for the repurchase will be no earlier than 30 days after notices are mailed.

6. Reliance on Subsection 7.1(1) or (3) of National Instrument 51-102

not applicable

7. Omitted Information

not applicable

8. Executive Officer

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8605

9. Date of Report

May 9, 2007

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE **Fraser**Papers

Fraser Papers Withdraws Proposal to Acquire Katahdin

Announces Tender Offer for 8.75% Senior Notes

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (April 24, 2007) – Fraser Papers Inc. (TSX:FPS) announced today that, after discussions with its shareholders, it is withdrawing the proposal to acquire the Katahdin Paper Company from Brookfield Asset Management Inc. (TSX/NYSE: BAM). As a result, the Company intends to make an offer to all holders of its 8.75% senior notes to purchase the remaining $84.0 million of notes outstanding, including $15.5 million that the Company currently holds, at a price of 100% of the principal amount plus accrued interest to the settlement date, pursuant to the terms under the existing trust indenture.

"We are disappointed that we were unable to adequately communicate the attributes that this transaction would bring to Fraser and its shareholders. As a result, we will proceed with the redemption of our outstanding senior notes and continue to execute our focused strategy pursuing value-added products in niche market segments," commented Peter Gordon, President.

Written notices will be mailed on or before May 31, 2007 to each holder of the notes. Fraser Papers intends to tender all of the $15.5 million of the notes that it holds. The settlement date for the repurchase will be no earlier than 30 days after notices are mailed.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contact:

Peter Gordon
President
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice-President
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward looking information within the meaning of Canadian provincial securities laws and other "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements about the Company's intentions to purchase its Senior Notes. These statements are based on certain assumptions and reflect the Company's current expectations. These assumptions include the continuation of recent trends with respect to a number of economic factors and assumptions implicitly or explicitly mentioned or referred to in this release. The words "will", "intend", and other expressions (including all variations of such words) which are predictions of or could indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include receptivity of Note Holders to the tender offer, general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FraserPapers

Marina Mueller
Assistant Corporate Secretary

May 11, 2007

VIA SEDAR

To the securities regulatory authorities
of each of the Provinces and Territories of Canada

Dear Sirs/Mesdames:

Re: Fraser Papers Inc. — Report of Voting Results pursuant to section 11.3 of National Instrument *51-102 Continuous Disclosure Obligations* ("NI 51-102")

Following the annual and special meeting of shareholders of Fraser Papers Inc. (the "Corporation") held on April 25, 2007 in Toronto, Ontario (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following.

At the Meeting there were 1,311 shareholders represented in person or by proxy holding 24,912,991 common shares, representing 84.4% of the 29,509,876 issued and outstanding common shares.

Election of Directors

All of the directors nominated for election at the meeting were elected by acclamation.

Appointment of Auditors

The shareholders approved the reappointment of Ernst & Young LLP as the Corporation's auditors and authorized the Corporation's directors to determine their remuneration.

Stock Option Plan Amendments

The shareholders approved the amendments to the Corporation's Stock Option Plan as more particularly described in the Management Proxy Circulated dated March 29, 2007.

There were no other matters coming before the meeting that required a vote by the shareholders.

Yours truly,

FRASER PAPERS INC.

signed *"Marina Mueller"*

Assistant Corporate Secretary

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8635
Fax 416-359-8606
mmueller@toronto.fraserpapers..com
www.fraserpapers.com

NEWS RELEASE

FraserPapers

Fraser Papers Announces Temporary Shutdown of Sawmills

(All monetary references are in US dollars unless otherwise noted)

Toronto, ON (May 15, 2007) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today the temporary shutdown of its sawmills located in Juniper and Plaster Rock, New Brunswick beginning May 27, 2007 due to weak market conditions. The Company expects these two mills, as well as the Company's sawmill in Ashland, Maine which has been shut since March 25, to be shut down for a four week period depending on market conditions. The temporary shutdown of the New Brunswick sawmills affects approximately 350 employees.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:

Peter Gordon
President and CEO
(416) 359-8614
pgordon@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "expects", "depending", "will", and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, demand for and prices of the company's products, raw material and operating costs and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Katahdin Achieves FSC Certification for Supercalendered Paper in Millinocket Mill

(All monetary references are in US dollars unless otherwise noted)

Toronto, ON (May 17, 2007) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today that the Millinocket, Maine papermill, owned by Katahdin Paper Company, has received certification from the Forest Stewardship Council ("FSC"). Certification under the FSC is given by an independent auditor who verifies adherence to FSC standards.

"Retailers, cataloguers and magazine publishers want to do their part in demonstrating environmental responsibility. FSC certification helps them know that the source of origin for their paper meets strict environmental and social standards," said Matt Nightingale, Director of Marketing for Fraser Papers. "Katahdin Paper Company is proud to be a leader in offering some of the top-performing FSC-certified supercalendered products in the country -- Pinnacle and Pinnacle Plus."

The FSC standards for forestry, pulp and paper production are a world standard for ensuring forest management is environmentally sound and sustainable.

"The process of becoming certified requires rigor and discipline. We established a quality system to show our supply chain originates from well-managed forests," said Serge Sorokin, General Manager for Katahdin Paper Company. "Although it requires additional resources and a tremendous amount of documentation and production controls, it is worth it. Our customers can be certain if they want FSC-certified paper, it complies with the internationally-recognized FSC principles of responsible forest management."

The Millinocket papermill has production capacity for 180,000 tons per year of high quality SCA and SCA+ papers on its state-of-the-art paper machine.

* * * * * * * *

Katahdin Paper Company is a leading manufacturer of directory and supercalendared papers with three paper machines in Maine. The operations of Katahdin Paper Company are managed by Fraser Papers.

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:

Matt Nightingale
Director of Marketing
(207) 523-2353
nightingalem@fraserpapers.com

Brian McAlary
Vice President, Sales and Marketing
(207) 523-2355
mcalaryb@fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers – Update on June Maintenance Outage

(All monetary references are in US dollars unless otherwise noted)

Toronto, ON (May 25, 2007) – As previously announced, Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) East Papers Operation will commence a 21 day major maintenance outage at its Edmundston, New Brunswick sulphite pulp mill on June 2, 2007 to make repairs to the recovery boiler. Certain key projects have been contracted on a fixed price, turn-key basis with original equipment manufacturers. Total capital spending of $9.5 million has been budgeted for this maintenance.

"This is a major initiative for our business that has been one year in planning and is designed to bring our integrated pulp mill back to its full capacity of 700 tons per day of pulp," commented Peter Gordon, President and CEO of Fraser Papers. "Throughput in the first quarter of this year averaged only 660 tons per day and resulted in the paper mill purchasing pulp at higher cost to meet production requirements. Based on current market prices for purchased pulp, we estimate that this project, once completed, will have a positive impact on our results in excess of $3 million per annum."

Integrated paper operations located in Madawaska, Maine will also be affected during this period. Six of eight paper machines will take downtime for an eight day period when annual maintenance will be completed. The remaining two paper machines will be shut for one additional week due to weak markets for coated groundwood papers and certain other coated grades.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contacts:

Peter Gordon
President and CEO
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and CFO
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to the expected increase in capacity, expected capital spending and the anticipated positive impact on results. The words "will", "estimate", "budgeted" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results of the mill closure and maintenance upgrades to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, demand for and prices of the company's products, raw material and operating costs, unforeseen mechanical issues discovered during the outage, issues relating to the business and industries of the company's suppliers and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Continues Focus on Specialty Paper Grades

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (May 31, 2007) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today an enhanced focus on specialty paper grades with the indefinite shutdown of an off-machine coating production line at its 490,000 ton per year East Papers mill located in Madawaska, Maine. Total paper capacity will be unaffected but the Company will be continuing to pursue growth in specialty packaging and lightweight printing grades, where it has been growing successfully over the past few years, and away from coated groundwood markets.

"This decision is consistent with our business strategy that involves a focus on niche market segments where we can establish sustainable competitive advantage and meaningful market share," said Peter Gordon, President and CEO of Fraser Papers.

The closure takes effect on June 2, 2007 and coincides with the maintenance outage at the Company's pulp and paper complex. The shutdown will affect 29 full-time positions.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contacts:

Peter Gordon
President and CEO
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and CFO
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to production capacity and the Company's market position. The words "will", "can" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results of the production line shutdown and planned growth in specialty packaging and lightweight printing markets to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, demand for and prices of the Company's products (including specialty packaging and printing products), raw material and operating costs, changes in production processes, market position of the Company's competitors, mergers between competitors, the Company's production and sales performance and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEWS RELEASE

FraserPapers

Fraser Papers Commences Offer To Purchase Outstanding 8.75% Senior Notes Due March 15, 2015

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (June 1, 2007) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it has commenced an offer (the "Offer") to purchase all of the $84 million outstanding of its 8.75% Senior Notes due March 15, 2015 (the "Notes"). The purchase price will be 100% of the principal amount of the Notes plus accrued and unpaid interest up to the date of purchase pursuant to the Offer.

Under the terms of the Indenture governing the Notes, Fraser Papers is required to make an offer to purchase substantially all of the Notes with the excess proceeds resulting from the sale of the Company's New Brunswick timberlands to Acadian Timber Income Fund ("Acadian") (TSX:ACD) in January of 2006.

The expiration time for the Offer will be 5:00 p.m. Eastern Time on July 26, 2007. In order to participate in the Offer, holders must tender the Notes prior to the expiration time.

Fraser Papers intends to tender the $15.5 million principal amount of the Notes that it owns into the Offer.

Any holder desiring to tender Notes should refer to the Offer to Purchase being circulated to holders to ensure valid tender procedures.

Questions regarding the Offer should be addressed to either the Depositary or Fraser Papers:

The Bank of New York (as depositary)
Attention: Diane Amoroso
101 Barclay Street – 7 East
New York, New York 10286
Telephone: (212) 815-3738

Fraser Papers Inc.
Attention: Chief Financial Officer
Suite 200, BCE Place
181 Bay Street
Toronto, Ontario, M5J 2T3
Telephone: (416) 359-8635

Financing required to complete the Offer will come from a number of sources, including availability under the Company's existing credit facility and the monetization of up to all of its interest in Acadian. In this regard, Fraser Papers has filed notice with the appropriate regulatory authorities of the Company's intention to distribute its interest in Acadian under National Instrument 45-102 *Resale of Securities* ("NI 45-102"). Such sales, if any, will be effected by way of control block distributions under NI 45-102, subject to required approvals of the Toronto Stock Exchange. Fraser Papers holds securities that are indirectly exchangeable for 3,613,780 units of Acadian, representing a 22% interest in Acadian on a fully-diluted basis. The Company cautioned that there can be no assurances that Fraser Papers will sell any of its interest in Acadian.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Note: The securities offered have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be

unlawful. This press release contains "forward-looking statements" that are based on certain assumptions and reflect Fraser Papers' current expectations. The words "will", "can", "intends", "should" and other expressions, which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Fraser Papers to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in these forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing, changes in the market price of publicly-traded units ("Units") of Acadian Timber Income Fund, and other risks detailed from time to time in the documents filed by Fraser Papers with the securities regulators in Canada. In particular, Fraser Papers has not entered into any commitments to dispose of its Units and there can be no assurance that Fraser Papers will be able to effect sales of its Units at prices that it determines to be acceptable. Fraser Papers undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, ON
M5J 2T3

2. Date of Material Change

June 1, 2007

3. News Release

On June 1, 2007, Fraser Papers Inc. issued a news release through CCN Matthews. A copy of this news release is attached as Schedule "A".

4. Summary of Material Change

Fraser Papers Inc. ("Fraser Papers" or the "Company") announced that it had commenced an offer (the "Offer") to purchase all of the $84 million outstanding of its 8.75% Senior Notes due March 15, 2015 (the "Notes").

Fraser Papers also announced that it had filed notice with the appropriate regulatory authorities of the Company's intention to distribute its interest in Acadian Timber Income Fund ("Acadian") under National Instrument 45-102 *Resale of Securities* ("NI 45-102").

5. Full Description of Material Change

Fraser Papers announced today that it had commenced the Offer to purchase all of the $84 million outstanding of the Notes. The purchase price will be 100% of the principal amount of the Notes plus accrued and unpaid interest up to the date of purchase pursuant to the Offer.

Under the terms of the Indenture governing the Notes, Fraser Papers is required to make an offer to purchase substantially all of the Notes with the excess proceeds resulting from the sale of the Company's New Brunswick timberlands to Acadian in January of 2006.

The expiration time for the Offer will be 5:00 p.m. Eastern Time on July 26, 2007. In order to participate in the Offer, holders must tender the Notes prior to the expiration time.

Fraser Papers intends to tender the $15.5 million principal amount of the Notes that it owns into the Offer.

Financing required to complete the Offer will come from a number of sources, including availability under the Company's existing credit facility and the monetization of up to all of its interest in Acadian. In this regard, Fraser Papers has filed notice with the appropriate regulatory authorities of the Company's intention to distribute its interest in Acadian under NI 45-102. Such sales, if any, will be effected by way of control block distributions under NI 45-102, subject to required approvals of the Toronto Stock Exchange. Fraser Papers holds securities that are indirectly exchangeable for 3,613,780 units of Acadian, representing a 22% interest in Acadian on a fully-diluted basis. The Company cautioned that there can be no assurances that Fraser Papers will sell any of its interest in Acadian.

6. Reliance on Subsection 7.1(1) or (3) of National Instrument 51-102

not applicable

7. Omitted Information

not applicable

8. Executive Officer

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8605

9. Date of Report

June 1, 2007

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE

FraserPapers

Fraser Papers Commences Offer To Purchase Outstanding 8.75% Senior Notes Due March 15, 2015

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (June 1, 2007) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it has commenced an offer (the "Offer") to purchase all of the $84 million outstanding of its 8.75% Senior Notes due March 15, 2015 (the "Notes"). The purchase price will be 100% of the principal amount of the Notes plus accrued and unpaid interest up to the date of purchase pursuant to the Offer.

Under the terms of the Indenture governing the Notes, Fraser Papers is required to make an offer to purchase substantially all of the Notes with the excess proceeds resulting from the sale of the Company's New Brunswick timberlands to Acadian Timber Income Fund ("Acadian") (TSX:ACD) in January of 2006.

The expiration time for the Offer will be 5:00 p.m. Eastern Time on July 26, 2007. In order to participate in the Offer, holders must tender the Notes prior to the expiration time.

Fraser Papers intends to tender the $15.5 million principal amount of the Notes that it owns into the Offer.

Any holder desiring to tender Notes should refer to the Offer to Purchase being circulated to holders to ensure valid tender procedures.

Questions regarding the Offer should be addressed to either the Depositary or Fraser Papers:

The Bank of New York (as depositary)
Attention: Diane Amoroso
101 Barclay Street – 7 East
New York, New York 10286
Telephone: (212) 815-3738

Fraser Papers Inc.
Attention: Chief Financial Officer
Suite 200, BCE Place
181 Bay Street
Toronto, Ontario, M5J 2T3
Telephone: (416) 359-8635

Financing required to complete the Offer will come from a number of sources, including availability under the Company's existing credit facility and the monetization of up to all of its interest in Acadian. In this regard, Fraser Papers has filed notice with the appropriate regulatory authorities of the Company's intention to distribute its interest in Acadian under National Instrument 45-102 *Resale of Securities* ("NI 45-102"). Such sales, if any, will be effected by way of control block distributions under NI 45-102, subject to required approvals of the Toronto Stock Exchange. Fraser Papers holds securities that are indirectly exchangeable for 3,613,780 units of Acadian, representing a 22% interest in Acadian on a fully-diluted basis. The Company cautioned that there can be no assurances that Fraser Papers will sell any of its interest in Acadian.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Note: The securities offered have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be

unlawful. This press release contains "forward-looking statements" that are based on certain assumptions and reflect Fraser Papers' current expectations. The words "will", "can", "intends", "should" and other expressions, which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Fraser Papers to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in these forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing, changes in the market price of publicly-traded units ("Units") of Acadian Timber Income Fund, and other risks detailed from time to time in the documents filed by Fraser Papers with the securities regulators in Canada. In particular, Fraser Papers has not entered into any commitments to dispose of its Units and there can be no assurance that Fraser Papers will be able to effect sales of its Units at prices that it determines to be acceptable. Fraser Papers undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Offer to Purchase any and all of the

$84 Million

in principal amount of

8.75% Senior Notes due March 15, 2015

issued by

Fraser Papers Inc.

(144A Global Note - CUSIP No.355521 AA 3)
(Regulation S Global Note - CUSIP No. C3592L AA 6, ISIP No. USC3592LAA64)

THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 26, 2007. THE RIGHT TO WITHDRAW NOTES THAT WERE TENDERED INTO THE OFFER WILL EXPIRE AT 5.00 P.M., NEW YORK CITY TIME, ON JULY 27, 2007.

This statement constitutes an offer to purchase (this "Offer to Purchase") any and all of the $84 million in principal amount of 8.75% Senior Notes due March 15, 2015 (the "Notes") issued by Fraser Papers Inc., a corporation existing under the laws of Canada (the "Issuer"), at a cash purchase price (the "Purchase Price") of 100% of the principal amount of the Notes plus accrued and unpaid interest to the Purchase Date (as defined below). The Notes were issued pursuant to an Indenture dated as of March 17, 2005, among the Issuer, each of the Issuer's subsidiary guarantors thereunder (the "Guarantors"), the Bank of New York as U.S. trustee (the "U.S. Trustee") and BNY Trust Issuer of Canada as Canadian trustee (together with the U.S. Trustee, the "Trustees") (the "Indenture").

Notes validly tendered pursuant to this offer (as it may be amended from time to time, the "Offer"), and not validly withdrawn, will be accepted for purchase by the Issuer on or about July 31, 2007 or such later date as is necessary to comply with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and any applicable securities laws or regulations (the "Purchase Date"). Notes purchased pursuant to the Offer are required to be paid for promptly after the Purchase Date, but in no event later than three Business Days after the Purchase Date (the "Settlement Date"). **The Settlement Date for the Offer will be no later than August 3, 2007. The Purchase Price per $1,000 principal amount of the Notes will be $1033.30 consisting of $1,000 principal amount plus $33.30 accrued and unpaid interest.**

None of the Issuer, the Guarantors, the Trustees or the Depositary makes any recommendation as to whether or not holders of Notes (the "Holders") should tender their Notes pursuant to the Offer. The Issuer owns $15.5 million principal amount of Notes, which it intends to tender into the Offer.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE A DECISION IS MADE WITH RESPECT TO THE ASSET SALE OFFER.

The date of this Offer to Purchase is June 1, 2007.

IMPORTANT

Any Holder desiring to tender Notes pursuant to the Offer should either: (i) in the case of a beneficial owner whose Notes are held in book-entry form, request Holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such beneficial owner by tendering Notes to an account maintained by the Depositary at The Depository Trust Company ("DTC"), Euroclear Bank S.A./N.V. ("Euroclear") or Clearstream Banking S.A. ("Clearstream" and together with Euroclear, the "Clearing Systems") in accordance with the procedures mandated by DTC's Automated Tender Offer Program ("ATOP") or the Clearing Systems, as the case may be; or (ii) in the case of a Holder who holds physical certificates evidencing such Notes, complete and sign the accompanying Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth therein, have the signature thereon guaranteed (if required by Instruction 3 of the Letter of Transmittal), and deliver that manually signed Letter of Transmittal (or a facsimile thereof), together with the certificates evidencing the Notes and any other required documents, to the Depositary. Only registered holders of Notes are entitled to tender Notes. See "Procedure for Tendering Notes."

Holders that tender their Notes through DTC, Euroclear or Clearstream need not submit a physical copy of the Letter of Transmittal to the Depositary if such Holders comply with the transmittal procedures of DTC, Euroclear or Clearstream.

Holders who tender their Notes by physically delivering certificates representing Notes to the Depositary must complete the Letter of Transmittal in its entirety and deliver the Letter of Transmittal to the Depositary.

Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Depositary at one of their telephone numbers set forth on the last page of this Offer to Purchase or to such Holder's broker, dealer, commercial bank, trust company or other nominee.

No person has been authorized to give any information or to make any representations other than those contained herein or in the Letter of Transmittal and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this Offer to Purchase and related documents nor any purchase of Notes shall, under any circumstances, create any implication that the information contained herein or therein is current as of any time subsequent to the date of such information.

The Offer is not being made to (nor will the tender of Notes for payment be accepted from or on behalf of) Holders in any jurisdiction where the making or acceptance of the Offer would not comply with the laws of that jurisdiction.

None of this Offer to Purchase, the Letter of Transmittal or any related document has been filed with the U.S. Securities and Exchange Commission (the "SEC") or the Ontario Securities Commission (the "OSC") nor has any such document been filed with or reviewed by any U.S. or Canadian federal, state or provincial securities or regulatory authority. No U.S. or Canadian authority has passed on the accuracy or adequacy of this Offer to Purchase or the Letter of Transmittal or any related document, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Capitalized terms used in this Offer to Purchase and not otherwise defined have the meanings given in the Indenture. All references to "$" or "dollars" used in this Offer to Purchase are to U.S. dollars unless otherwise specified.

AVAILABLE INFORMATION

The Issuer is not required or obligated by virtue of the Indenture to file reports with the SEC pursuant to the periodic reporting and other information requirements of the Exchange Act.

The Issuer files annual, interim and other information with the OSC. Such filings are available to the public over the Internet at http://www.sedar.com. You may also inspect any document that the Issuer files with the OSC by writing to the OSC at 20 Queen Street West, Suite 1903 Toronto ON M5H 3S8 Canada or contacting them by telephone at 416-593-8314 (local Toronto calling area) or by using the OSC's toll-free number (throughout Canada) at 1-877-785-1555.

Reports and other information may also be obtained from the website of the Issuer at http:// www.fraserpapers.com.

The Issuer is required, under the terms of the Indenture, to furnish to the Holders of Rule 144A Notes, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Exchange Act. Any such request should be directed to:

Fraser Papers Inc.
Attention: Chief Financial Officer
Suite 200, BCE Place
181 Bay St.
Toronto, Ontario, M5J 2T3
(416) 359-8635

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed with the OSC, are specifically incorporated by reference in, and form an integral part of, this Offer to Purchase:

(a) the annual information form of the Issuer dated March 27, 2007 (the "AIF");

(b) the audited consolidated balance sheets of the Issuer as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and the consolidated statements of cash flows of the Issuer for the years then ended, together with the notes thereto and the auditors' report thereon;

(c) management's discussion and analysis of the financial condition and operations of the Issuer with respect to the year ended December 31, 2006;

(d) the consolidated balance sheets of the Issuer as at March 31, 2007 and as at December 31, 2006 and the consolidated statements of operations and deficit and the interim consolidated statements of cash flows of the Issuer for the three months ended March 31, 2007 and April 1, 2006, together with the notes thereto;

(e) management's discussion and analysis of the financial condition and operations of the Issuer with respect to the three months ended March 31, 2007;

(f) the management information circular dated March 29, 2007 relating to the annual and special meeting of shareholders of the Issuer held on April 25, 2007; and

(g) the material change report filed May 9, 2007 relating to the Issuer withdrawing the proposal to acquire the Katahdin Holdings LLC ("Katahdin") from Brookfield Asset Management Inc ("Brookfield").

Any documents of the type referred to in the preceding paragraph or similar material, including all material change reports (other than confidential material change reports, if any), financial statements, annual information forms, and information circulars disclosing additional or updated information filed by the Issuer with the OSC after the date of this Offer to Purchase and prior to the termination of the Offer are deemed to be incorporated by reference into this Offer to Purchase.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Offer to Purchase.

Only the information contained in, or incorporated by reference into, this Offer to Purchase should be relied upon. The Issuer has not authorized anyone to provide different or additional information.

Any person receiving this Offer to Purchase may obtain without charge, upon request, copies of any of the documents incorporated by reference herein, except for the exhibits to those documents (unless the exhibit is specifically incorporated by reference in this Offer to Purchase), by writing or calling the Issuer as follows:

Fraser Papers Inc.
Attention: Chief Financial Officer
Suite 200, BCE Place
181 Bay St.
Toronto, Ontario, M5J 2T3
(416) 359-8635

All documents incorporated by reference may be obtained from the SEDAR website at http://www.sedar.com

RECENT DEVELOPMENTS

On April 25, 2007, the Issuer reported net sales for the first quarter of 2007 of $174.4 million as compared to $215.9 million for the first quarter of 2006. The Issuer had a net loss of $10.1 million, or $0.34 per share, for the first quarter of 2007 compared to a net loss of $78.4 million, or $2.64 per share for the first quarter of 2006.

On May 15, 2007, the Issuer announced the temporary shutdown of its sawmills located in Juniper and Plaster Rock, New Brunswick beginning May 27, 2007 due to weak market conditions. The Company expects these two mills, as well as the Company's sawmill in Ashland, Maine which has been shut since March 25, to be shut down for a four week period depending on market conditions.

BACKGROUND OF THE OFFER

Previous Offer – June 2006

On May 19, 2005 the Issuer sold approximately 240,000 acres of timberlands in Maine for proceeds of $78 million.

As a result of the sale of the Maine timberlands and after giving effect to the use of a portion of such proceeds in the manner provided by Section 4.10(b) of the Indenture, the Issuer had Excess Proceeds (as that term is defined in Section 4.10(c) of the Indenture) from that sale equal to approximately $66 million. Accordingly, the Issuer offered to purchase for cash, upon the terms and subject to the conditions set forth in an offer to purchase and a related letter of transmittal dated May 19, 2006, outstanding Notes having an aggregate principal amount up to $66 million in accordance with Section 4.10 of the Indenture (the "2006 Offer").

On June 22, 2006 the Issuer closed the 2006 Offer pursuant to which it repurchased $52 million in principal amount of Notes held by the public and cancelled $14 million principal amount of Notes held by the Issuer. As a result of the 2006 Offer, there remains $84 million principal amount of Notes outstanding, including $15.5 million principal amount of Notes held by the Issuer.

Current Offer

On January 31, 2006, the Issuer sold its timberland assets in New Brunswick to the Acadian Timber Income Fund (the "Fund") for $125 million which included $94 million in cash and $31.5 million of securities representing a 30% interest in the equity of the Fund. The Issuer was the promoter of the Fund.

On May 4, 2006, the Issuer announced that is had formed a special committee of directors independent of management and Brookfield, to consider the possible acquisition of Katahdin, a 430,000 ton per year producer of directory and SCA papers that is currently owned by Brookfield. The Issuer was planning on utilizing the Excess Proceeds from the sale of its timberland assets in New Brunswick to acquire Katahdin as replacement assets as contemplated by Section 4.10(b) of the Indenture.

On January 30, 2007 the Issuer announced that it had entered into a definitive agreement with Brookfield to acquire the operations of Katahdin for $80 million, subject to adjustments for working capital at the time of closing. The agreement was subject to a number of conditions including approval by shareholders who were unrelated to Brookfield.

On April 24, 2007, the Issuer announced that it was withdrawing the proposal to acquire Katahdin. As a result, and in accordance with Section 4.10 of the Indenture, the Issuer had 35 days from the termination of the Katahdin transaction to commence the Offer to purchase Notes with the Excess Proceeds of $80 million from the sale of the New Brunswick timberlands. The Issuer decided to offer to purchase all outstanding Notes, pursuant to the Offer.

The Issuer has an existing revolving credit facility with maximum borrowings up to $90 million. At March 31, 2007, approximately $38 million was unutilized. In addition, the Issuer is considering additional and alternate means of financing the Offer. Once these financing plans for the Offer are determined, the Issuer will communicate such plans to Holders in a reasonable manner to be determined. Among other methods of communication, the Issuer reserves the right to make such plans available to Holders through a press release issued through a wire service. The Issuer would also post that press release on its website and make all appropriate

regulatory filings. The Issuer has no obligation to communicate its financing plans for the Offer to Holders by mail or any other means.

FORWARD LOOKING STATEMENTS

Some of the statements in this Offer to Purchase and the documents incorporated by reference in this Offer to Purchase constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words like "expects," "anticipates," "intends," "plans," "believes," "estimates," "will," "thinks," and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other risk factors, including but not limited to: the cyclical nature of the business, risks of competition in the Issuer's existing and future markets, availability of wood fiber, potential environmental litigation, adverse regulatory developments, aboriginal land claims, currency exchange risks, the availability of competing technologies or materials, indemnification obligations in connection with the Issuer's spin-off from Norbord Inc. (a former parent company of the Issuer), pension obligations, risks associated with the Issuer's indebtedness and other risks described under "Risks of the Business" in the AIF.

THE ISSUER

The Issuer is an integrated specialty paper company which produces a broad range of specialty packing and printing papers. The Issuer has operations in New Brunswick, Maine, New Hampshire and Quebec. Shares of the Issuer are listed on the Toronto Stock Exchange under the symbol: FPS.

The Issuer was established as a result of the distribution of the paper, pulp, sawmill, and timber assets of Norbord Inc. (formerly Nexfor Inc.). This distribution was effected by way of a plan of arrangement under the Canada Business Corporations Act on June 30, 2004.

Holders should refer to the documents incorporated by reference for further information concerning the business of the Issuer, financial reports, risk factors relating to an investment in the Issuer and other factors.

As of March 30, 2007, the Notes have a rating of CCC+ from Standard and Poor's and Caa3 from Moody's Investor Services. Both agencies rank the Issuer's outlook as negative.

The Issuer owns $15.5 million in principal amount of Notes that it intends to tender into the Offer.

RISK FACTORS

In addition to the risks relating to the businesses of the Issuer set forth in the AIF, the following are risks relating to the Notes:

There is currently a limited active trading market for the Notes, which may become more limited at the completion of the Offer. In a limited active trading market for Notes, you may not be able to resell them.

The Notes trade in the Portal Market, a subsidiary of the Nasdaq Stock Market, Inc. Prices and trading volumes of the Notes in the over-the-counter market are not reported and can be difficult to monitor. Quotations for securities that are not widely traded, such as the

Notes, may differ from actual trading prices and should be viewed as approximations. Holders are urged to obtain current information with respect to market prices for the Notes. The Issuer understands that over-the-counter trading activity of Notes is currently limited and to the extent that Notes are purchased pursuant to the Offer, the trading markets for Notes that remain outstanding thereafter will become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Notes not purchased may be affected adversely to the extent the amount of Notes purchased pursuant to the Offer reduces the float of the Notes. The reduced float may also tend to make the trading price more volatile. There can be no assurance that any trading market will exist for the Notes following the Offer. The extent of the public market for the Notes following consummation of the Offer depends upon the number of Holders that remain at such time, the interest in maintaining markets in the Notes on the part of securities firms and other factors. The trading price also depends upon prevailing interest rates, the market for similar securities, and other factors, including general economic conditions and the Issuer's financial condition, performance and prospects. These factors could also adversely affect a Holder.

If less then 100% of the outstanding Notes are purchased pursuant to the Offer, the Issuer may decide to exercise its right to defease the then outstanding Notes, leaving Holders without the protection of covenants within the Indenture.

Under Article 8 of the Indenture, the Issuer has the right, at any time, to elect to discharge its obligations with respect to the Notes and be released from its obligations under the covenants contained in the Indenture by, among other conditions, depositing with the Trustee sufficient funds to pay the principal of, or interest and premium, if any, on the outstanding Notes. Upon this defeasance occurring, Holders will no longer be protected by the covenants contained within the Indenture to secure their rights under the Indenture.

The Issuer reserves the right to defease any Notes remaining outstanding at the conclusion of the Offer, although it has not, at this time, made any decision as to whether it will defease such Notes. Among the factors that the Issuer will consider in making this decision will be the principal amount of Notes outstanding upon the conclusion of the Offer.

The Issuer may not generate cash flow sufficient to service all of its obligations, including its obligations related to the Notes.

The Issuer's ability to make payments on and to refinance its indebtedness, including the Notes, and to fund its operations, working capital and capital expenditures depends on its ability to generate cash in the future. The Issuer's cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors, many of which are beyond its control. The Issuer's business may not generate cash flow in an amount sufficient to enable it to repay its indebtedness, including the Notes, or to fund its liquidity needs. If the Issuer is unable to meet its debt obligations or to fund its other liquidity needs, the Issuer may need to refinance all or a portion of its indebtedness, including the Notes, on or before maturity. The Issuer's ability to refinance its indebtedness or obtain additional financing will depend on, among other things:

- its financial condition at the time;
- restrictions in the agreements governing its indebtedness, including the Indenture; and

- the condition of the financial markets and the markets and industries in which the Issuer operates.

As a result, the Issuer may not be able to refinance any of its indebtedness, including the Notes, on commercially reasonable terms, or at all. Without this refinancing, the Issuer could be forced to sell assets; however, the terms of its credit facilities, the Financial Commitments Agreement with Norbord as described under "Description of Material Indebtedness and Other Liabilities" in the Issuer's Confidential Offering Circular dated as of March 10, 2005 and the Indenture governing the Notes limit the Issuer's ability to sell assets and also restrict the use of proceeds from such a sale. If the Issuer does not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds from asset sales are not available to it, the Issuer may not have sufficient cash to enable it to meet all of its obligations, including payments on the Notes.

The Notes and the guarantees are unsecured and effectively subordinated to its secured indebtedness.

The Issuer's obligations under the Notes, and the obligations of the Guarantors under their respective guarantees, are unsecured. As a result, the Notes and the related guarantees will be effectively subordinated to all of its and the Guarantors' secured indebtedness to the extent of the value of the assets securing that indebtedness.

As of March 31, 2007, the Issuer had long term debt of $78.6 million, including $68.5 million in principal amount of Notes outstanding. The remaining long term debt consists primarily of $12.0 million of borrowings under the Issuer's $90.0 million revolving credit facility. In addition to the $12.0 million of borrowings, $39.7 million of the revolving credit facility was utilized in support of letters of credit as of March 31, 2007.

The Issuer has an existing revolving credit facility with maximum borrowings up to $90 million. At March 31, 2007, approximately $38 million was unutilized. In addition, the Issuer is considering additional and alternate means of financing the Offer. Once these financing plans for the Offer are determined, the Issuer will communicate such plans to Holders in a reasonable manner to be determined. Among other methods of communication, the Issuer reserves the right to make such plans available to Holders through a press release issued through a wire service. The Issuer would also post that press release on its website and make all appropriate regulatory filings. The Issuer has no obligation to communicate its financing plans for the Offer to Holders by mail or any other means.

Complying with these restrictive covenants, as well as any restrictions that may be contained in any future debt instruments and other transaction documents, may limit the Issuer's ability to execute its business strategy. The Issuer's ability to comply with these covenants will depend on its future performance, which may be affected by events beyond its control. The Issuer's failure to comply with any of these covenants or restrictions when they apply will result in a default under the particular debt instrument or other transaction document, which could permit acceleration of the indebtedness under that instrument and, in some cases, the acceleration of indebtedness or other obligations under other instruments that contain cross-default or cross-acceleration provisions. In an event of default, or in the event of a cross-default or cross-acceleration, the Issuer may not have sufficient funds to make the required payments under its indebtedness or other obligations.

The Issuer may be unable to purchase the Notes in the event of a change of control.

Upon the occurrence of a change of control, as defined in the Indenture, The Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The Issuer may not have sufficient funds to make the required offer to purchase at the time of such event. Any future credit agreements or other similar agreements may contain similar provisions or restrictions on purchasing Notes. In the event a change of control occurs at a time when the Issuer is prohibited from purchasing Notes under these agreements and the Issuer is unable to get consent from its lenders to repurchase the Notes or are unable to refinance such obligations, the Issuer may be unable to repurchase the Notes. Such failure to repurchase the Notes under a change of control situation would constitute an event of default under the Notes which may in turn lead to default under its credit agreements or other transaction documents.

Certain bankruptcy and insolvency laws may impair the Trustees' ability to enforce remedies under the Notes.

The Issuer is incorporated under the laws of Canada. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor's property, wherever located, including property situated in other countries. There can be no assurance, however, that courts outside the United States would recognize the U.S. bankruptcy court's jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor like the Issuer with property located outside the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable in Canada against the Issuer.

The rights of the Trustees to enforce remedies may be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to the Issuer. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada) contain provisions enabling an "insolvent person" to obtain a stay of proceeding against its creditors and others and to prepare and file a proposal for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal, if accepted by the requisite majorities of creditors and approved by the court, may be binding on persons, such as Holders, who may not otherwise be willing to accept it. Moreover, this legislation permits, in certain circumstances, an insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.

The powers of the court under the Bankruptcy and Insolvency Act and particularly under the Companies' Creditors Arrangement Act have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, if the Issuer were to seek protection under such Canadian insolvency legislation following commencement of or during such a proceeding, payments under the Notes may be discontinued, the trustee may be unable to exercise its rights under the Indenture and Holders may not be compensated for any delays in payments of principal and interest and may have their claims under the Notes compromised as part of a restructuring proposal.

Your ability to enforce civil liabilities in Canada under U.S. securities law may be limited.

The Issuer is a corporation organized under the laws of Canada. Most of its directors, officers and some of its experts are residents of Canada. A significant portion of the Issuer's assets, and the assets of its directors and officers and some of its experts, are located outside the United States. As such, it may be difficult for you to effect service of process within the United States upon the Issuer, its directors and officers or such experts. Moreover, it may be

difficult for you to enforce judgments of U.S. courts for civil liabilities under applicable U.S. federal or state securities laws against the Issuer, its officers, directors or experts. There is uncertainty as to the enforceability in Canadian courts of (1) an original action predicated upon U.S. federal and state securities laws and (2) judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal and state securities laws. Therefore, you may not be able to secure judgment against the Issuer, its directors and officers or such experts in a Canadian court or, if successful in securing a judgment against the Issuer, its directors and officers or such experts in a U.S. court, you may not be able to enforce such judgment in Canada.

Applicable statutes allow courts, under certain circumstances, to void the guarantees of the Notes provided by certain of the Issuer's subsidiaries

The Issuer's creditors or the creditors of one or more Guarantors of the Notes could challenge the guarantees as fraudulent transfers, conveyances or preferences or on other grounds under applicable U.S. federal or state law or applicable Canadian federal or provincial law. While the relevant laws vary from one jurisdiction to another, the entering into the guarantees by certain of the Issuer's subsidiaries could be found to be a fraudulent transfer, conveyance or preference or otherwise void if a court were to determine that:

- a guarantor delivered its guarantee with the intent to defeat, hinder, delay or defraud its existing or future creditors;

- the guarantor did not receive fair consideration for the delivery of the guarantee and the guarantor was insolvent at the time it delivered the guarantee;

- the guarantor was rendered insolvent by reason of the guarantee;

- the guarantor was engaged, or was about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business;

- the guarantor intended to incur, or believed it would incur, debts beyond its ability to pay the debts as they matured; or

- the guarantor was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied).

To the extent a court voids a guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, Holders would cease to have any direct claim against the Guarantor that delivered a guarantee. If a court were to take this action, the Guarantor's assets would be applied first to satisfy the Guarantor's liabilities, including trade payables and preferred stock claims, if any, before any portion of its assets could be distributed to the Issuer to be applied to the payment of the Notes. The Issuer cannot assure you that a Guarantor's remaining assets would be sufficient to satisfy the claims of the Holders relating to any voided portions of the guarantees.

In addition, the corporate statutes governing the Guarantors of the Notes may also have provisions that serve to protect each Guarantor's creditors from impairment of its capital from financial assistance given to its corporate insiders where there are reasonable grounds to believe that, as a consequence of this financial assistance, the Guarantor would be insolvent or

the book value, or in some cases the realizable value, of its assets would be less than the sum of its liabilities and its issued and paid-up share capital. While the applicable corporate laws may not generally prohibit financial assistance transactions and a corporation is generally permitted flexibility in its financial dealings, the applicable corporate laws may prohibit or restrict each Guarantor's ability to give financial assistance in certain circumstances.

There are restrictions on the resale of the Notes.

At the time of their issuance, the Notes were not registered under the Exchange Act or any state securities laws and may not be offered or sold except pursuant to an exemption from the registration requirements of the Exchange Act and applicable state securities laws, or pursuant to an effective registration statement. The Issuer does not have an obligation, nor does the Issuer currently intend, to register the Notes under the Exchange Act or to offer to exchange the Notes in an exchange offer registered under the Exchange Act.

THE OFFER

General

The Issuer has Excess Proceeds (as that term is defined in Section 4.10(c) of the Indenture) equal to approximately $80 million as a result of the sale of its timberlands in New Brunswick on January 31, 2006 for proceeds of $125 million (including cash of $94 million and securities with a value of $31 million) after giving effect to the use of a portion of such proceeds in the manner provided by Section 4.10(b) of the Indenture.

Under Section 4.10(c) of the Indenture, the Issuer is required to make an offer to all Holders of Notes to purchase the maximum principal amount of Notes that may be purchased out of Excess Proceeds at a cash purchase price of 100% of the principal amount of the Notes plus accrued and unpaid interest to the date of purchase.

The Issuer has decided to offer to purchase pursuant to this offer all outstanding Notes.

Accordingly, the Issuer hereby offers, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, to purchase for cash any and all of the outstanding Notes.

The following are the important dates relating to the Offer that should be taken into consideration when making a decision whether to tender into the Offer:

Expiration Time

- The Expiration Time is 5:00 P.M., New York City time, on July 26, 2007 (the "Expiration Time").

- The Expiration Time is the time by which a Holder must tender Notes in order to participate in the Offer.

- Under U.S. securities laws the Expiration Time is required to be no less than 20 Business Days after this Offer to Purchase is first sent to Holders.

- Under the terms of the Indenture, the Expiration Time must be at least three Business Days before the Purchase Date.

Withdrawal Time

- The Withdrawal Time is 5:00 P.M., New York City time, on July 27, 2007 (the "Withdrawal Time").

- The Withdrawal Time is the latest time a Holder may withdraw Notes previously tendered into the Offer.

- Under the terms of the Indenture, Holders are entitled to withdraw Notes tendered pursuant to the Offer no later than two Business Days before the Purchase Date. Thus, the right to withdraw tendered Notes extends to one Business Day after the Expiration Time.

Purchase Date

- The Purchase Date will be on or about July 31, 2007 or such later date as is necessary to comply with the requirements of the Exchange Act and any applicable securities laws or regulations.

- The Purchase Date is the date on which the Issuer becomes legally obligated to purchase the Notes validly tendered pursuant to the Offer and not validity withdrawn, subject to the other terms and conditions of the Offer.

- Under the terms of the Indenture, the Purchase Date is required to be a Business Day no earlier than 30 days nor later than 60 days from the date this Offer to Purchase was mailed or such later date as is necessary to comply with requirements under the Exchange Act and any applicable securities laws or regulations.

- On the Purchase Date, the Issuer is required to deposit with the Depositary an amount equal to the aggregate Purchase Price in respect of all Notes accepted for purchase pursuant to the Offer and provide the Trustees with an officers' certificate stating the aggregate principal amount of Notes or portion thereof being purchased by the Issuer.

Settlement Date

- Notes purchased pursuant to the Offer will be paid for promptly after the Purchase Date, but in no event later than three Business Days after the Purchase Date. The Settlement Date will be no later than August 3, 2007.

- The Settlement Date is the day on which the Purchase Price is required to be mailed or delivered to each Holder whose Notes were accepted for purchase pursuant to the Offer.

- On the Settlement Date, the Issuer is required to issue, and either Trustee is required to authenticate and mail (or cause to be transferred by book entry), to each Holder that validly tendered Notes into the Offer, a new Note in a principal amount equal to any unpurchased portion of each Note surrendered (because only a portion of the tendered Notes was tendered by the Holder into the Offer).

- Under the terms of the Indenture, the actions to be taken on the Settlement Date are required to be made promptly after the Purchase Date (but in any case not later than three Business Days after the Purchase Date)

The Issuer is required to comply, to the extent applicable, with the requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act and any other securities laws or regulations in connection with each repurchase of Notes pursuant to Section 4.10 of the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of Section 4.10 of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under Section 4.10 of the Indenture by virtue of such compliance.

Any Note accepted for payment pursuant to the Offer shall receive interest on such tendered Notes up to the Purchase Date. If the Issuer defaults in making payment on accepted Notes, interest shall continue to accrue. Notes not tendered or accepted for payment pursuant to the Offer shall continue to accrue interest.

Holders of Notes that tender in the Offer will not be required to pay brokerage commissions or fees to the Depositary or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the tender of Notes pursuant to the Offer. If Notes are held through a broker, dealer, commercial bank, trust company or other nominee, Holders should contact the nominee to determine whether any transaction costs are applicable.

Holders of Notes may tender less than all Notes they own. However, Notes may be tendered in integral multiples of $1,000 only. The amount of Notes indicated in the Letter of Transmittal to be tendered will be deemed to have been tendered unless otherwise indicated. All Notes delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

Purchase Price

Holders electing to have a Note purchased pursuant to an Offer may elect to have Notes purchased in integral multiples of $1,000 only. The Issuer will calculate the Purchase Price (including the accrued and unpaid interest included therein) and its calculation will be final and binding, absent manifest error.

The Purchase Price per $1,000 principal amount of the Notes will be $1033.30 consisting of $1,000 principal amount plus $33.30 accrued and unpaid interest.

Procedure for Tendering Notes

The tender of Notes pursuant to one of the procedures set forth below will constitute a binding agreement among the Holder and the Issuer in accordance with the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

A beneficial owner of Notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee must instruct such broker, dealer, commercial bank, trust company or other nominee to tender the Notes on the beneficial owner's behalf.

Tender of Physical Notes. For a Holder who holds certification representing Notes to validly tender Notes pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, certificates for validly tendered Notes with the form entitled "Option of Holder to Elect Purchase" on the

reverse of the Note completed and any other required documents must be received by the Depositary at one of its addresses set forth on the last page of this Offer to Purchase prior to the Expiration Time.

If the Notes are held of record in the name of a person other than the signer of the Letter of Transmittal, or if certificates for unpurchased Notes are to be issued to a person other than the registered Holder, the certificates must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name of the registered Holder appears on the certificates with the signature on the certificates or bond powers guaranteed as described below.

Signatures on a Letter of Transmittal or any withdrawal of tender must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution"), unless the Notes tendered thereby are tendered (a) by the registered Holder of such Notes and that Holder has not completed either the box entitled "Special Issuance Instructions" or "Special Payment Instructions" on the Letter of Transmittal, or (b) for the account of an Eligible Institution.

The method of delivery of the Letter of Transmittal, certificates for Notes and all other required documents is at the election and risk of the tendering Holder. If a Holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery of the Notes. Holders that tender their Notes through DTC, Euroclear or Clearstream as described below need not submit a physical copy of the Letter of Transmittal to the Depositary if such Holders comply with the following transmittal procedures of DTC, Euroclear or Clearstream.

Delivery of instructions to DTC, Euroclear or Clearstream does not constitute delivery to the Depositary.

> *Book-Entry Delivery of the Notes: DTC Participant.* The Depositary and DTC have confirmed that the Offer is eligible for ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the Offer by causing DTC to transfer their Notes to the Depositary in accordance with DTC's ATOP procedures for such a transfer. DTC will then send an Agent's Message (as defined below) to the Depositary.
>
> Any financial institution that is a participant in DTC may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Depositary's account in accordance with DTC's ATOP. However, although delivery of Notes may be effected through book-entry transfer into the Depositary's account at DTC, an Agent's Message in connection with a book-entry transfer must, in any case, be transmitted to and received by the Depositary at one or more of its addresses set forth herein on or prior to the Expiration Time in connection with the tender of such Notes. The confirmation of a book-entry transfer into the Depositary's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."
>
> The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participants in DTC described in that Agent's Message, stating that the aggregate principal amount of Notes

that have been tendered by those participants under the Offer have thereby been delivered and that those participants have received this Offer to Purchase and the Letter of Transmittal and agree to be bound by the terms of this Offer to Purchase and the Letter of Transmittal. The Issuer may enforce that agreement against those participants.

Book-Entry Delivery of the Notes: Clearing Systems Participant. If you are a beneficial owner and hold Notes through the Clearing Systems and wish to tender Notes you must instruct Euroclear or Clearstream to block the account in respect of the tendered Notes in accordance with the procedures established by Euroclear or Clearstream. The submission to the relevant Clearing System of a valid electronic acceptance instruction by a Holder in accordance with the procedures described below resulting in the blocking of Notes in the relevant Clearing System upon receipt, will be deemed to constitute the tender of Notes by such Holder and an express acknowledgment by such Holder that they have received this Offer to Purchase and the Letter of Transmittal and have agreed to be bound by the terms of this Offer to Purchase and the Letter of Transmittal. The Issuer may enforce that agreement against those participants. The receipt of such electronic acceptance instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System.

Holders should ensure that the relevant Clearing System has received and complied with instructions to block such Notes in the securities account to which they are credited from and including the day on which the electronic acceptance is submitted so that no transfers may be effected in relation to such Notes at any time after such date. Notes should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the relevant Clearing System. The Issuer and the Depositary shall be entitled to accept the submission of the electronic acceptance as deemed confirmation that such Notes have been so blocked. The Depositary will require the relevant Clearing System to confirm in writing that such Notes have been blocked from the date of the submission of the electronic acceptance. In the event that the relevant Clearing System fails to do so, the Depositary shall inform the Issuer and the Issuer shall be entitled, but not obligated, to reject the relevant electronic acceptance.

Direct participants in Euroclear or Clearstream accepting the Offer must give authority to Euroclear or Clearstream to disclose their identity to the Depositary. Holders accepting the Offer with respect to Notes should ensure that the relevant blocking instructions to Euroclear or Clearstream can be allocated to the relevant electronic acceptance. For the avoidance of doubt, each electronic acceptance must have an individual, matching, blocking instruction.

Backup Withholding Tax. Under U.S. federal tax laws, the Depositary may be required to withhold 28% of the amount of any payments made to certain Holders pursuant to the Offer. See "Certain U.S. Federal Income Tax Consequences" below.

General. The tender of Notes pursuant to the Offer by one of the procedures set forth above will constitute an agreement between the tendering Holder and the Issuer in accordance with the terms and conditions of the Offer.

No guaranteed delivery procedures will be available for tendering Notes in the Offer.

All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered Notes will be determined by the Issuer in its sole discretion, and its determination will be final and binding. The Issuer reserves the absolute right to reject any and all tenders of Notes that it determines are not in proper form or the acceptance for payment of or payment for which, based upon the advice of its counsel, may be unlawful. The Issuer also reserves the absolute right in its sole discretion to waive any defect or irregularity in the tender of Notes of any particular Holder, whether or not similar conditions, defects or irregularities are waived in the case of other Holders. The Issuer's interpretation of the terms and conditions of the Offer (including the instructions in the Letter of Transmittal) will be final and binding. None of the Issuer, the Depositary, the Trustees or any other person will be under any duty to give notification of any defects or irregularities in tenders or any notices of withdrawal or will incur any liability for failure to give any such notification.

Withdrawal of Tenders

Notes tendered pursuant to the Offer may be withdrawn at any time prior to the Withdrawal Time. Tendered Notes may not be withdrawn subsequent to the Withdrawal Time. Holders may contact the Depositary at its address contained herein for information regarding withdrawal of Notes from DTC, Euroclear and Clearstream.

Any Holder that has tendered Notes may withdraw those Notes prior to the Withdrawal Time by delivery of a written notice of withdrawal and revocation or a validly transmitted "request message" through ATOP (or through the applicable procedures of the relevant Clearing System) subject to the limitations described herein. To be effective, the withdrawal notice must: specify the name of the person who tendered the Notes to be withdrawn; contain a description of the Notes to be withdrawn, including the certificate numbers shown on the particular certificates evidencing such Notes and the aggregate principal amount represented by such Notes; include a statement that such Holder is withdrawing his election to have such Note purchased; and be signed by the Holder of such Notes (if the Notes were not tendered through ATOP or through the applicable procedures of the relevant Clearing System) in the same manner as the original signature on the Letter of Transmittal (including, if needed, any required signature guarantees (see above "— Procedure for Tendering Notes — Need for Guarantee of Signature")) or be accompanied by evidence satisfactory to the Issuer that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes. In addition, the notice of withdrawal must specify, in the case of Notes tendered by delivery of certificates for such Notes, the name of the registered Holder (if different from that of the tendering Holder) or, in the case of Notes tendered by book-entry transfer, the name and number of the account at DTC, Euroclear and Clearstream to be credited with the withdrawn Notes. If certificates for the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal will be effective immediately upon receipt by the Depositary of written or facsimile transmission notice of withdrawal even if physical release is not yet effected.

Withdrawal of tenders of Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Properly withdrawn Notes may, however, be retendered by again following one of the procedures described in "— Procedure for Tendering Notes" above at any time prior to the Expiration Time. Since the Withdrawal Time is later than the Expiration Time (as required by the terms of Indenture), in some cases a Holder withdrawing a tender may not be able to re-tender the Notes withdrawn.

Withdrawals of Notes can only be accomplished in accordance with the foregoing procedures.

Acceptance for Payment

Upon the terms and conditions of the Offer, the Issuer will accept for payment any and all Notes that are validly tendered pursuant to the Offer and not validly withdrawn.

For purposes of the Offer, the Issuer will be deemed to have accepted for payment validly tendered and not validly withdrawn Notes if, as and when the Issuer gives written notice to the Depositary of its acceptance for payment of such Notes. Payment for Notes accepted for payment pursuant to the Offer will be made by deposit of funds with the Depositary, which will act as agent for the tendering Holders for the purpose of receiving payments from the Issuer and transmitting such payments to the tendering Holders. Payment for Notes purchased pursuant to the Offer will be mailed or delivered on the Settlement Date to each Holder who has validly tendered their Notes pursuant to the Offer and not validly withdrawn such tender.

Extension

Under the terms of the Indenture, the Expiration Time cannot be extended beyond July 26, 2007 or such later date as is necessary to comply with requirements under the Exchange Act and any applicable securities laws or regulations.

Any extension will be followed promptly by a public announcement thereof no later than 9 a.m., New York City time, on the first Business Day after the previously scheduled Expiration Time. Without limiting the manner in which the Issuer may choose to make any public announcement, the Issuer shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

If the Issuer extends the Expiration Time, then, without prejudice to the Issuer's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Notes on behalf of the Issuer (subject to Rule 14e-1 under the Exchange Act, which requires that the Issuer deliver the consideration offered or return the Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Offer), except to the extent that tendering Holders are entitled to withdrawal rights as described in this Offer to Purchase.

Lost or Missing Certificates

If a Holder wishes to tender Notes pursuant to the Offer, but the certificate(s) evidencing those Notes have been mutilated, stolen or destroyed, the Holder should write to or telephone the U.S. Trustee at the address or telephone number listed below, concerning the procedures for obtaining replacement certificates for those Notes, arranging for indemnification or any other matter that requires handling by that Trustee.

The address of the U.S. Trustee is as follows:

The Bank of New York
101 Barclay Street – 7 East
New York, New York 10286
Telephone: (212) 815-2742

OTHER PURCHASES OF SECURITIES

The Issuer or its affiliates may from time to time acquire Notes, otherwise than pursuant to the Offer, through open market purchases, privately negotiated transactions, tender offers or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the prices to be paid pursuant to the Offer and could be for cash or other consideration. To date, the Issuer has repurchased $30 million in principal amount of

Notes, of which $14 million in principal amount of Notes has been cancelled as a result of being tendered into the 2006 Offer. All the remaining $15.5 million principal amount of Notes held by the Issuer will be tendered into the Offer.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a general summary of certain of the anticipated U.S. federal income tax consequences to U.S. Holders (as defined below) resulting from the sale of Notes pursuant to the Offer, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a U.S. Holder's decision to tender Notes pursuant to the Offer. This discussion is limited to U.S. Holders that hold Notes as "capital assets" (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is general in nature, and does not address all of the U.S. federal income tax consequences that may be relevant to a Holder in light of such Holder's particular tax situation or to certain classes of Holders subject to special treatment under the U. S. federal income tax laws (including, without limitation, dealers in securities or currencies, traders in securities that elect mark-to-market accounting treatment, financial institutions, insurance companies, nonresident aliens, U.S. expatriates, foreign corporations, tax-exempt entities, persons having a functional currency other than the U.S. Dollar and U.S. Holders who hold Notes as part of a hedging, straddle, integrated or conversion transaction). This summary is based upon the Code, the Treasury Regulations promulgated thereunder, rulings of the Internal Revenue Service ("IRS") and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. No assurance can be given that the treatment described herein of the Offer will be respected by the IRS or, if challenged, by a court. In addition, this discussion does not consider the effect of any foreign, state, local or other tax laws, or any U.S. federal tax considerations (e.g., estate or gift tax), other than U.S. federal income tax considerations, that may be applicable to particular U.S. Holders.

As used herein, the term "U.S. Holder" means a beneficial owner of Notes that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if, in general, a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "United States persons" (as defined in Section 7701(a)(30) of the Code) has authority to control all substantial decisions of the trust.

HOLDERS OF SECURITIES (INCLUDING HOLDERS OF SECURITIES WHO DO NOT TENDER THEIR SECURITIES) ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM, INCLUDING THE TAX CONSEQUENCES UNDER U.S. FEDERAL TAX LAWS AND ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, OF THE SALE OF SECURITIES.

PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, THE ISSUER IS INFORMING HOLDERS THAT (A) THIS DISCUSSION IS NOT INTENDED AND WAS NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (B) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE ISSUER OF THE TENDER OFFER, AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Sale of Notes Pursuant to the Offer. A sale of Notes by a U.S. Holder pursuant to the Offer will be a taxable transaction to such U.S. Holder for U.S. federal income tax purposes. A U.S. Holder generally will recognize taxable gain or loss on the sale of a note in an amount equal to the difference (if any) between (i) the amount of cash received for such note and (ii)

the U.S. Holder's "adjusted tax basis" for such note at the time of the sale. In general, a U.S. Holder's "adjusted tax basis" for a note will be equal to the cost of the note to such U.S. Holder, increased by the amount of any "market discount" (as defined in section 1278(a)(2) of the Code) previously included in the U.S. Holder's gross income pursuant to an election (or deemed election) to include market discount in gross income currently as it accrues, and reduced by the amount of any amortizable bond premium that the U.S. Holder has previously elected to offset against interest income on the note or otherwise deduct from gross income on an annual basis. Gain or loss will be computed separately for each block of Notes tendered by a U.S. Holder. Such gain or loss will be capital gain or loss (except gain which is attributable to accrued but unpaid interest or accrued market discount not previously included in gross income, in which case such gain will be treated as ordinary income). Such capital gain or loss will be long-term if the U.S. Holder held the note for more than one year as of the Settlement Date and, in the case of non-corporate U.S. Holders, such long-term capital gain generally will be subject to a maximum tax rate of 15%. Tendering U.S. Holders should consult their own tax advisors with respect to the tax consequences to them of the receipt of cash in a sale pursuant to the Offer.

Backup Withholding. Under U.S. federal income tax law, in certain circumstances, a U.S. Holder may be subject to backup withholding at a rate of 28% of any payment made pursuant to the Offer unless the U.S. Holder (i) is a corporation or is otherwise exempt and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, the tax liability of Holders subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS, provided that the required information is furnished.

A U.S. Holder who participates in the Offer and who is not an exempt recipient must provide the Issuer with his or her correct Taxpayer Identification Number ("TIN") on Substitute Form W-9 (included as part of the Letter of Transmittal). If such Holder is an individual, the proper TIN is generally his or her social security number. If the Issuer is not provided with the correct taxpayer information, the U.S. Holder may be subject to penalties imposed by the IRS.

PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "ITA") as of the date of this Offer to Purchase of a disposition of Notes pursuant to the Offer generally applicable to Holders who, for the purposes of the ITA and at all relevant times, are not (and are not deemed to be) resident in Canada, deal at arm's length with the Issuer, do not (and are not deemed to) use or hold the Notes in connection with, or in the course of, carrying on a business in Canada, and are not an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the ITA, the regulations thereunder, all specific proposals to amend the ITA and such regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (which amendments this summary presumes are enacted in their current form although no assurance can be given in this regard), and the Issuer's understanding of the current administrative practices published in writing by the Canada Revenue Agency. This summary does not otherwise take into account any change in law or administrative practice, whether by judicial, governmental, legislative or administrative action, nor does it take into account provincial, territorial or foreign income tax consequences, which may vary from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular Holder and no representation is made with respect to the Canadian federal income tax consequences to any particular Holder.

Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Any interest paid to a Holder as part of the Purchase Price for Notes disposed of pursuant to the Offer will not be subject to withholding tax under the ITA and no other taxes on income (including taxable capital gains) under the ITA will by payable by a Holder on the disposition of the Notes pursuant to the Offer to Purchase.

DEPOSITARY

The Issuer has retained The Bank of New York to act as the Depositary in connection with the Offer. The Issuer has agreed to pay the Depositary customary fees for its services in connection with the Offer. The Issuer has also agreed to reimburse the Depositary for its out-of-pocket expenses (including the fees and disbursements of counsel) and to indemnify it against certain liabilities, including liabilities under Canadian and U.S. securities laws.

The Depositary does not assume any responsibility for the accuracy or completeness of the information concerning the Issuer contained in this Offer to Purchase or for any failure by the Issuer to disclose events that may have occurred and may affect the significance or accuracy of such information.

In order to tender, a Holder should either (i) tender through ATOP, Euroclear of Clearstream or (ii) send or deliver, attention Diane Amoroso, a properly completed and signed Letter of Transmittal, certificates for Notes and any other required documents to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

The Bank of New York

By Hand or Overnight Delivery:
Corporate Trust Operations
Reorganization Unit
101 Barclay Street – 7 East
New York, NY 10286

Facsimile Transmissions:
(Eligible Institutions Only)
(212) 298 1915

To Confirm by Telephone or for Information Call:
(212) 815 2742

By Registered or Certified Mail:
Corporate Trust Operations
Reorganization Unit
101 Barclay Street – 7 East
New York, NY 10286

Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Depositary at the telephone number set forth above. A Holder may also contact such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

END